________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number: 000-30735

Rediff.com India Limited

(Translation of registrant's name into English)

1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road

Mahim (West), Mumbai 400 016

(Address of principal executive office)

________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

On January 16, 2007, Rediff.com India Limited issued a press release announcing that its Chief Financial Officer, Mr. Joy Basu, was the winner of the India CFO Awards 2006 sponsored by International Market Assessment India. A copy of the related press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 17, 2007	Rediff.com India Limited

(Registrant)

By:	/s/ Joy Basu
Name:	Joy Basu
Title:	Chief Financial Officer

EXHIBIT NO.	DESCRIPTION

99.1	Press release dated January 16, 2007.

Exhibit 99.1

Rediff.Com CFO Joy Basu, Named A Winner In The 6th Annual CFO Awards,2006

Mumbai, January 16, 2007 :

The India CFO Awards are instituted by International Market Assessment India, a research and business information company and adjudged by a panel of CEO’s CFOs, academics and previous winners in India.

Mr Basu was judged the winner in the category of medium sized businesses. According to the IMA, judges look for “implementation of best practices in such areas as reporting, general accounting, cost accounting, internal controls, transaction processing etc”

“It is an honor to be a winner of the India CFO Awards 2006,” said Mr. Joy Basu. “We have always tried to adopt and institutionalize global best practices in corporate governance and financial management”

“I am delighted that Joy has won this prestigious award”, said Ajit Balakrishnan, Chairman and CEO Rediff.com . “As the CFO of the Company he has played an invaluable role over the last four years. During this period we have strengthened our position as a leader in the Indian online space and built value for all our stakeholders by focusing on product innovation as part of our core strategy”.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA .

For further details contact:

Debabrata Saha

Investor Relations and Corporate Affairs Contact

Rediff.com India Limited

Email: investor@rediff.co.in

Tel.: +91-22-2444-9144 Extn.: 116

Fax.: +91-22-2445-5346

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward-looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide,

99.1-1

competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by the Company with the SEC. The Company and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the SEC and its reports to shareholders. The Company does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

99.1-2